
03023812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 24 2003
WASH., D.C.
188
SECTION

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD from _____ to _____

Commission file number **1-3560**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS AND PROFIT SHARING PLAN
FOR SPRING GROVE HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:


PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

GLATFELTER
96 SOUTH GEORGE STREET, SUITE 500
YORK, PA 17401

Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees

Financial Statements for the Years Ended December 31, 2002, 2001 and 2000 and Independent Auditors' Report

GLATFELTER 401(k) SAVINGS AND PROFIT SHARING PLAN FOR SPRING GROVE HOURLY EMPLOYEES

TABLE OF CONTENTS

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors of
P. H. Glatfelter Company
York, Pennsylvania:

We have audited the accompanying statements of assets available for benefits of the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for each of three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

GLATFELTER 401(k) SAVINGS AND PROFIT SHARING PLAN FOR SPRING GROVE HOURLY EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Contributions receivable—Participants	$ 31,643	$ 19,191
Contributions receivable—Employer	6,554	1,267
Plan interest in the investments of the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust—at fair value	19,485,855	20,502,422
ASSETS AVAILABLE FOR BENEFITS	$19,524,052	$20,522,880

See notes to financial statements.

GLATFELTER 401(k) SAVINGS AND PROFIT SHARING PLAN FOR SPRING GROVE HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
ADDITIONS:			
Participant contributions	$ 1,199,981	$ 396,956	$ 1,035,841
Employer contributions	786,142	727,905	759,656
Plan interest in P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust:			
Investment income	216,026	310,503	2,188,865
Net depreciation	(2,756,485)	(2,139,172)	(2,641,768)
Net transfers from other plans	1,682,261	(20,685)	(12,985)
Interest on participant loans	15,665	9,886	4,870
Total additions, net	1,143,590	(714,607)	1,334,479
DEDUCTIONS—			
Distributions and withdrawals	2,142,418	1,214,178	1,973,177
Total deductions	2,142,418	1,214,178	1,973,177
NET DECREASE	(998,828)	(1,928,785)	(638,698)
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,522,880	22,451,665	23,090,363
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 19,524,052	$ 20,522,880	$ 22,451,665

See notes to financial statements.

GLATFELTER 401(k) SAVINGS AND PROFIT SHARING PLAN FOR SPRING GROVE HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. PLAN DESCRIPTION

General—The following description of the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees, formerly the Profit Sharing Plan of the P. H. Glatfelter Company and the P. H. Glatfelter Pulp Wood Company (Spring Grove Hourly Group) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan covers all eligible employees, as defined in the Plan, of the Spring Grove Division of P. H. Glatfelter Company, P. H. Glatfelter Pulp Wood Company and P. H. Glatfelter Company Neenah Division (the "Companies"), who have completed 1,000 hours of service within a twelve-month consecutive period.

Plan Amendment and Restatement—Effective January 1, 2001, the Plan was amended and restated in its entirety and renamed the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees.

Contributions—Each participant may contribute up to 25%, (15% in 2001 and 2000) of their compensation as defined in the restated Plan through payroll reductions. The Companies will provide a matching contribution in an amount equal to 50% of each participant's payroll reduction contributions, up to a maximum of 3% of the participant's eligible compensation. Participants will continue to be able to contribute to the Plan a portion or all of their profit sharing allocation, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above.

The Companies' profit sharing allocations are funded based upon the profit sharing formula defined in the Plan document.

Each year, the Companies may contribute to the Plan a percentage, as defined in the Plan, of their current profits before profit sharing costs and income taxes. Participants may elect to receive in cash all or a portion of their total allocation of the Companies' annual contribution as specified in the Plan. Participants may allocate contributions among available investment options (see Note 3).

All employer matching contributions are initially invested in shares of P. H. Glatfelter Company common stock. After the Companies' matching contribution has been in the Plan at least 12 months, it may be redirected among the other investment options at the participant's discretion.

Participant Accounts and Vesting—Payroll reduction contributions, rollover contributions, and profit-sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 or more years	100

Investment income and market appreciation or depreciation are allocated monthly to the participants in the ratio that the balance in each participant's account bears to the total amount of all such account balances as of the end of the preceding month.

Plan Expenses—All of the administrative costs associated with the Plan are paid by the Companies, though it is permitted for those expenses to be paid by the Plan.

Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant's vested account balance. Loans are secured by the balance in the participant's account. Generally, the Plan Administrator has applied interest at a rate of 1% above the prime rate at the time the loan is approved. The trustee of the Plan will determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2002 and 2001, loans outstanding amounted to $ 243,252 and $197,507, respectively.

Administration—

Plan Sponsor: P. H. Glatfelter Company

Plan Administrator: The Board of Directors of the P. H. Glatfelter Company

Plan Trustee: Fidelity Management Trust Company

Under the provisions of ERISA, all of the above are "parties-in-interest."

Fees for employee loans are paid by the respective employee. All other administrative expenses are paid by the Company, though it is permitted for those expenses to be paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

Investments—Investments are stated at fair value, valued at the last reported sales price, or if no sales price, at the closing bid price on the last business day of the period.

Income—Dividends declared on stock investments are recorded as income on the ex-dividend date. Interest on debt securities is recorded as earned on the accrual method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for Plan benefits.

3. PLAN INVESTMENT OPTIONS

Participant contributions are invested in funds held by Fidelity Management Trust Company. Contributions can be allocated to the following investment programs in increments of 1% at the discretion of the participants:

P. H. Glatfelter Company Stock Fund—The fund invests almost entirely in P. H. Glatfelter Company stock. A portion of the fund's assets may be invested in short-term investments to allow participants to trade in and out of the fund daily.

Baron Asset Fund—The fund has an investment objective of capital appreciation, investing in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Scudder International Equity Inst—The fund seeks long-term capital growth, investing at least 65% of assets in equity securities issued by companies domiciled outside of the United States.

Sequoia Fund—The fund's investment objective is long-term capital growth, investing primarily in common stocks that the advisor believes are undervalued and have potential for good growth.

Fidelity Puritan Fund—The fund invests in stocks and bonds, with growth and income as its objective.

Fidelity Magellan Fund—The fund invests primarily in common stocks of small, medium and large foreign and U.S. companies, with capital appreciation as its objective.

Fidelity Contrafund—The fund has an investment objective of high capital appreciation, investing in the common stocks of foreign and domestic companies.

Fidelity Intermediate Bond Fund—High and medium-grade fixed income obligations with an investment objective of a high level of current income.

Fidelity Disciplined Equity Fund—The fund invests primarily in common stocks of domestic companies, with capital appreciation as its objective.

Fidelity Freedom Income Fund—The fund seeks high current income investing in a combination of Fidelity equity, fixed-income, and money market funds.

Fidelity Freedom 2000 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2010 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2020 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2030 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2040 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Retirement Money Market—Money market instruments with an investment objective of high current income, preservation of capital and liquidity.

Spartan U.S. Equity Index Fund—The fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States.

American Funds Growth Fund of America—The fund seeks capital growth. The fund invests primarily in common stocks. This Fund's management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities.

Wasatch Core Growth—The fund seeks long-term growth of capital. Income is a secondary consideration.

PIMCO PEA Renaissance—The fund seeks long-term capital growth and current income. The fund primarily invests in common stocks.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	2002	2001
Fidelity Magellan Fund	$ 1,767,523	$ 1,974,830
Fidelity Contrafund	1,851,912	1,466,634
Fidelity Intermediate Bond Fund	2,378,933	1,960,514
Fidelity Disciplined Equity Fund	6,931,133	9,172,574
Fidelity Retirement Money Market	2,143,147	2,708,184
P. H. Glatfelter Company Stock Fund	1,430,271	1,075,930

Nonparticipant-directed investments consist entirely of P. H. Glatfelter Company common stock contributed by the employer during the years ended December 31, 2002 and 2001. The fair value of such nonparticipant-directed investments was $270,270 and $72,354 as of December 31, 2002 and 2001, respectively.

4. MASTER TRUST INFORMATION

The investments of the Plan are maintained, along with the investments of the following other plans, in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the "Master Trust") managed by Fidelity Management Trust Company:

- Glatfelter 401(k) Savings Plan
- Glatfelter 401(k) Savings Plan for Neenah Hourly Employees (effective January 1, 1999)
- Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (effective January 1, 1998)

At December 31, 2002, 2001 and 2000, the Plan's aggregate interest in the net assets of the Master Trust was approximately 31%, 27% and 22%, respectively. The Plan's interest in individual Master Trust investment options varies based upon investment selections of the Plan participants.

The following is a summary of the information regarding the Master Trust, a portion of which is included in the Plan's financial statements, prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment assets held as of:

	Year Ended December 31,	
	2002	2001
P. H. Glatfelter Company Stock Fund	$ 6,217,049	$ 7,385,165
Mutual funds	56,701,485	68,977,221
Participants loans	812,511	772,757
	$63,731,045	$77,135,143

Changes in Net Assets Available for Benefits:

	Year Ended December 31,		
	2002	2001	2000
ADDITIONS:			
Employer & participant contributions:			
P. H. Glatfelter Company Stock Fund	$ 1,307,302	$ 1,562,735	$ 1,793,932
Mutual funds	7,244,509	6,172,193	7,491,267
Interest and Dividends:			
P. H. Glatfelter Company Stock Fund	390,633	430,220	373,121
Mutual Funds	736,274	1,313,166	9,163,476
Net (depreciation)/appreciation in fair value of investments:			
P. H. Glatfelter Company Stock Fund	(956,304)	1,609,193	(545,654)
Mutual funds	(9,356,717)	(10,824,501)	(12,330,877)
Participants loan interest payment:			
Mutual funds	61,369	86,795	85,060
Other	4,581		
Total, net	(568,353)	349,801	6,030,325
DEDUCTIONS:			
Benefit payments:			
P. H. Glatfelter Company Stock			(1,505,465)
P. H. Glatfelter Company Stock Fund	(1,502,819)	(2,509,308)	(543,986)
Mutual funds	(11,332,926)	(20,626,182)	(11,993,154)
Total	(12,835,745)	(23,135,490)	(14,042,605)
Decrease in net assets	(13,404,098)	(22,785,689)	(8,012,280)
Net assets available for benefits, beginning of year	77,135,143	99,920,832	107,933,112
Net assets available for benefits, end of year	$ 63,731,045	$ 77,135,143	$ 99,920,832

The fair value of individual investments that represents 5% or more of the Master Trust's net assets are as follows:

	2002	2001
Fidelity Disciplined Equity Fund	$17,227,405	$25,104,541
Fidelity Contrafund	8,137,794	9,882,429
Fidelity Magellan Fund	7,307,788	10,565,690
Fidelity Retirement Money Market	7,450,122	8,146,353
Fidelity Intermediate Bond Fund	7,152,347	6,274,822
P. H. Glatfelter Company Stock Fund	6,217,049	7,385,165

5. PLAN TERMINATION

While the Companies have not expressed any intent to discontinue their contributions or terminate the Plan, they are free to do so at any time subject to limitations set forth in the hourly employees' union contract. In the event such discontinuance results in termination of the Plan, the distributable interest of each participant shall be in the proportion that each participant's account balance bears to the total account balance and all accounts will become 100% vested.

6. PLAN MERGER

At its March 8, 2002 meeting, the Board of Directors gave approval to the Employee Benefits Committee to merge the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees into the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees. All assets and participant account balances in the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees were transferred to the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees by November 18, 2002. Effective January 1, 2003, the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees will be renamed to the Glatfelter 401(k) Savings Plan for the Hourly Employees.

7. TAX STATUS

The Plan obtained its latest determination letter dated October 3, 2002, in which the Internal Revenue Service (the "IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan Sponsor believes that the Plan was designed and has been operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS AND PROFIT SHARING PLAN FOR SPRING GROVE HOURLY EMPLOYEES

June 20, 2003

By: 
John R. Anke
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Certified Public Accountants

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

P. H. Glatfelter Company:

We consent to the incorporation by reference in the Registration Statement No. 333-12089 of P. H. Glatfelter Company on Form S-8 of our report dated May 9, 2003 on the financial statements of the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees) (the "Plan"), appearing in the Annual Report of the Plan on Form 11-K for the year ended December 31, 2002.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 18, 2003